Exhibit 99.2



FOR IMMEDIATE RELEASE                                          15 January 2003



                              WPP GROUP PLC ("WPP")

                          RED CELL ACQUIRES 49% of HHCL

WPP announces that its wholly owned operating company, Red Cell, the global communications services network, has conditionally agreed to acquire 49% of the issued share capital of HHCL Limited ("HHCL") for an initial cash consideration of (pound)3.5 million and a further (pound)500,000 in cash if HHCL achieves certain trading revenues in the financial year ending 31 December 2003.

Red Cell has also entered into put and call options in respect of the remaining 51% of the equity of HHCL for a cash consideration of up to a maximum of (pound) 12 million in respect of the put option.

Chime Communications plc will seek shareholder approval for the transaction at an EGM to be held on 4 February 2003.

Red Cell's London operation will be merged with HHCL and the new agency will be renamed HHCL/Red Cell. HHCL employs 65 people and had revenues of (pound)18.7 million for the year ended 31 December 2001.

The acquisition of HHCL strengthens Red Cell's base in London and continues WPP's strategy of strengthening its networks in important growth sectors and markets.


For further information, please contact:
Feona McEwan, WPP       44-20 7408 2204
www.wpp.com